

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2012

Via E-mail
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30<sup>th</sup> Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People's Republic of China

> **Re:** **China Nuokang Bio-Pharmaceutical Inc.**
> **Schedule 13E-3**
> **Filed October 12, 2012**
> **File No. 005-85245**

Dear Mr. Huang:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

**Preliminary Proxy Statement of the Company**

Record Date and Voting, page 3

1.      We note the disclosure indicating that the "[Company] expect[s] that as of the Share record date, there will be 154,390,734 Shares entitled to be voted at the extraordinary general meeting. Please update this figure, if necessary, once the record date has been established.

<u>Shareholder Vote Required to Approve and Authorize the Merger Agreement and the Cayman Plan of Merger, page 3</u>

2.     Please state here that the merger has been structured in such a way that the approval of at least a majority of unaffiliated Share holders is not required.

3.     According to the beneficial ownership table on page 72, Mr. Xue and Mr. Neil Nanpeng Shen, directors of the Company, are beneficial owners of 61.2% and 13%, respectively, or 74.2% of the total Shares outstanding.  Given Mr. Xiu's obligation under Section 6.16 of the merger agreement to vote shares beneficially owned by him in favor of the authorization and approval of the merger agreement and related transactions and the board's unanimous recommendation that shareholders also vote in favor of the merger, please advise whether the authorization and approval of the going-private transaction is assured and revise the disclosure accordingly.  If the Company is unable to affirmatively make such statement, please revise the disclosure in this section and on page 52 to disclose the board's unanimous recommendation and the aggregate percentage of shares held by all directors.

<u>Termination Fee, page 10</u>

4.     We note the disclosure on page 60 that if any portion of the financing from China Grand HK becomes unavailable on the terms and conditions contemplated by the facility agreement, Parent will use its reasonable best efforts to arrange to obtain alternative debt financing form the same or alternate sources.  Disclose under what circumstances, if any, Parent's failure to obtain the necessary financing gives rise to Parent's obligation to pay the Company the $3 million termination fee.  For example, is there a date by which Parent must secure financing, after which the termination fee obligation is triggered?

<u>"Am I entitled to dissenter rights?" page 16</u>

5.     Please remove the word "Yes" from this response as this is not accurate for holders of the registrant's ADSs.

<u>How will our directors and executive officers vote on the proposal to adopt the merger agreement? page 17</u>

6.     Given the reference to executive officers in this heading, please advise whether any executive officers or directors other than Mr. Xue have agreed to vote Shares held by them in favor of approval of the going-private transaction.  If not, please revise the heading accordingly.  If so, please revise the disclosure to indicate which officers have agreed to vote in favor of the transaction and the percentage of shares they beneficially own.

Background of the Merger, page 18

7.    Disclosure in the fourth paragraph on page 19 indicates that the Company's management provided Lazard and Houlihan with a "first draft" of financial projections on June 19 and 27, 2012. The seventh paragraph on this page indicates that in a meeting on July 20, 2012, Lazard reported that the Company's management had provided it with financial projections. Disclosure in the third bullet point on page 30 indicates that Lazard "reviewed various financial forecasts." Please advise how many drafts or versions of the financial projections were provided to the financial advisors and whether all such projections are disclosed on page 29.

8.    Disclosure in the second to last paragraph on page 19 indicates that "Lazard *and Houlihan Lokey* reported that they had performed preliminary analyses on the valuation of the Company based on the financial projections provided by the Company's management and their due diligence." The last sentence similarly appears to indicate that Houlihan Lokey made a presentation at this meeting. Please file the summary of such presentation, if any. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report prepared by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. See Items 1015 and 1016(c) of Regulation M-A.

9.    Disclosure on page 20 indicates that at the meetings on September 9 and September 21, 2012, the independent committee considered the question of whether to condition the merger on a vote of the majority of the shareholders unaffiliated with the transaction. Please describe the outcome of the committee's consideration and the reasons for its decision.

10.   Please provide further information about the reasons Mr. Xue rejected a higher offer price. Specifically, describe in greater detail the "decline" in the trading price of the ADSs that had taken place in the period preceding the September 20, 2012 negotiation and the "recent industrial policies" in China that Mr. Xue believed reduced the price of the registrant's primary product. Also quantify the reduction in price and the effect such reduction had on the Company's financial results.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 21

11.   Please briefly describe the "other alternative reasonably available" to the Company and its shareholders at the time the Board vote was taken.

12.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and

should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Note that to the extent the board's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  This comment applies equally to the fairness determination of the Buyer Group.  We note for example that the analysis of the board of directors does not appear to address the factors described in clauses (iv), (vi) or (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.  Similarly, the discussion of the factors considered by the Buyer Group on pages 25 through 27 does not appear to address Item 1014(c) or explain in detail why the factor was not deemed material or relevant.  If the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguard.

13.    You state on page 24 that "the foregoing discussion of information and factors . . . is not intended to be exhaustive."  Please advise us if there are any other material factors not listed and amend the disclosure accordingly.

Purposes and Reasons of the Buyer Group for the Merger, page 27

14.    Please also state the reason(s) why the Buyer Group has chosen to structure this transaction as a merger. We refer you to Item 1013(c) of Regulation M-A.

15.    Refer to the last paragraph on page 27.   Please expand on the statement that "Mr. Xue believes that the U.S. public equity markets do not currently provide an adequate platform for the Company to raise capital on reasonable terms nor do the U.S. public equity markets provide the existing shareholders with an adequate level of liquidity." What does Mr. Xue consider "adequate?"

Certain Financial Projections, page 28

16.    Disclosure on page 28 indicates that "[a]lthough the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared."  Please disclose the key business and economic assumptions underlying the projections.

Opinion of the Independent Committee's Financial Advisors, page 30

17.    On pages 30 and 35, the disclosure references "other information" provided to Lazard and Houlihan Lokey in preparing their respective opinions. Please describe this information.

18.     In the second to last paragraph on page 32, the disclosure includes the phrase "after taking into consideration the mean and median multiples set forth above." Is this disclosure referring to the multiples mentioned in the first sentence of this paragraph? Please clarify and revise as appropriate. This same comment applies to the language in the second paragraph following the table on page 33.

19.     Disclosure in the fifth paragraph on page 34 indicates that "Lazard also gave presentations to the independent committee during meetings held on June 27 and August 27, 2011." Please revise to summarize these presentations or confirm there were no material differences between these presentations and the presentation given on September 27, 2012. Also revise the reference in the quoted language above to refer to 2012, the date of the materials attached as exhibits to the Schedule 13E-3.

20.     Please remove the phrase "arms-length" when referring to the negotiations between the registrant and Mr. Xue on page 34. This is an inappropriate description of a transaction between related parties.

21.     We note that the description in the proxy statement on pages 34 and 41 regarding the material relationships between Lazard and Houlihan Lokey on the one hand, and the Company on the other, does not provide a quantitative description of the fees paid in the past two years or to be paid to either financial advisor and its affiliates by the Company and its affiliates. Please revise the proxy statement to provide such disclosure. Such disclosure should include any compensation received as a result of any material relationship during the past two years between Lazard, Houlihan Lokey and their affiliates on the one hand, and the Company and its affiliates on the other, including without limitation any amounts the Company or its affiliates paid to Lazard in connection with its earlier representation as described in the Background of the Merger discussion. Refer to Item 1015(b)(4) of Regulation M-A.

22.     Refer to the disclosure in the fifth paragraph on page 36 indicating that "Houlihan Lokey's opinion is furnished for the use of the independent committee (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey's prior written consent." Please also refer to similar language contained in the second to last paragraph of Lazard's opinion. It is not appropriate for the financial advisor to disclaim liability. Please disclose in the proxy statement, if true, that both Lazard and Houlihan Lokey have consented to use of their materials in the proxy statement.

23.     We note that Houlihan Lokey performed both a Selected Companies Analysis and a Selected Transactions Analysis. Please amend the disclosure to describe the methodology and criteria used in selecting these companies and transactions. Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. If Houlihan Lokey compared companies based in China or other emerging markets operating in the health care industry, please so state.

Discounted Cash Flow Analysis, page 41

24.    Please revise this paragraph to indicate how Houlihan Lokey arrived at the perpetuity growth rates and discount rates used in the Discounted Cash Flow Analysis. Also, disclose the industry average for these figures, if available.

Other Matters, page 41

25.    Disclosure in the last paragraph of this section indicates that "Houlihan Lokey and certain of its affiliates and certain of the Company's and Houlihan Lokey's respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, other participants in the merger or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the Company, other participants in the merger or certain of their respective affiliates, and may do so in the future." Please supplement this disclosure to describe the specific funds and portfolio companies referenced.

Primary Benefits and Detriments of the Merger, page 42

26.    Disclosure in this section describes the primary benefits and detriments to the "Buyer Group." However, Item 1013(d) of Regulation M-A requires a description of the effects of the Rule 13e-3 transaction on the subject company's affiliates. The staff considers officers and directors of the Company as affiliates when considering whether such reference is sufficiently specific to satisfy this item requirement. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please supplement the disclosure accordingly. Also revise the disclosure under the section entitled "The Company's Net Book Value and Net Earnings" on page 43 to include the net book value and earnings information for the affiliates added in response to this comment.

Plans for the Company after the Merger, page 43

27.    Please supplement this section to better describe the framework agreement and the facility agreement, why such structure is necessary and whether such arrangement is a commonly used mechanism to provide acquisition financing. Please also supplement the disclosure as follows:

- Explain the meanings of the terms "Share Charge" and "Account Charge;"

- Disclose, if true, that the Onshore Subsidiaries are subsidiaries of Surplus International and the percentage of each such subsidiary owned by Surplus International;

- Explain why the Onshore Subsidiaries will be "entitled" as opposed to "required" to distribute up to an aggregate of RMB200 million in their undistributed profits to Surplus International; and

- Explain why the Company will divest certain non-performing assets of the Onshore Subsidiaries.

Financing, page 45

28.     Please state the material conditions to both the facility agreement and the framework agreement.  Further, if there is any alternative financing arrangement or plan in place, include a description of it in this discussion. If not, please state this explicitly. We refer you to Item 1007(b) of Regulation M-A.

29.     Disclose the effective interest rate.  Refer to Item 1007(c) of Regulation M-A.

Certain Material U.S. Federal Income Taxes, page 49

30.     We note that the referenced disclosure is located outside the section entitled "Special Factors."  Please refer to Item 1013(d) and Exchange Act Rule 13e-3(e)(1)(ii) and relocate the disclosure accordingly.

Financial Information, page 69

31.     Please update page 69 and 70 to provide financial information and the ratio of earnings to fixed charges for the most recent interim period included on a report on Form 6-K or made publicly available in the Company's home jurisdiction.  We note that a Form 6-K filed on August 23, 2012 provides financial information for the quarter ended June 30, 2012.  Refer to Item 1010(a) and (c) and I.H.9 of the July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or me at (202) 551-3444 if you have any questions. You may also contact me via facsimile at (202) 772-9203. Please forward all correspondence to us at the following ZIP code: 20549-3628.

                                 Sincerely,

                                 /s/ Perry J. Hindin

                                 Perry J. Hindin
                                 Special Counsel